QuickLinks -- Click here to rapidly navigate through this document

File No. 70-

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON D.C. 20549

FORM U-1
APPLICATION-DECLARATION
UNDER
THE PUBLIC UTILITY HOLDING COMPANY ACT OF 1935

Xcel Energy Inc.
and its Subsidiaries listed on Exhibit K hereto
800 Nicollet Mall
Minneapolis, MN 55402
(Name of company filing this statement and address of principal executive offices)

Xcel Energy Inc.
(Name of top registered holding company parent of each applicant or declarant)

Gary R. Johnson
Vice President and General Counsel
Xcel Energy Inc.
800 Nicollet Mall
Minneapolis, MN 55402
(Name and address of agent for service)

The Commission is requested to send copies of all notices, orders and communications in connection with this Application-Declaration to:

Peter D. Clarke
Debra J. Schnebel
Jones Day
77 West Wacker
Chicago, IL 60601-1692
Telephone: 312-782-3939
Facsimile: 312-782-8585

i

ITEM 1. Description of the Proposed Transaction

        A.    Introduction

        Xcel Energy Inc., a Minnesota corporation ("Xcel Energy"), as the successor corporation in the merger of Northern States Power Company and New Century Energies, Inc., and its subsidiaries filed an Application-Declaration on Form U-1 in File No. 70-9635 with the Securities and Exchange Commission (the "Commission") on February 23, 2000, as amended(1) (as so amended, the "Original Financing U-1") and as further amended by an Application-Declaration on Form U-1 in File No. 70-10096 filed on October 9, 2002, and amended on December 20, 2002 and May 27, 2003 (the "Supplemental Financing U-1"). Xcel Energy and its subsidiaries obtained financing authorization from the Commission in its order issued on August 22, 2000 (Holding Co. Act Release No. 27218) (the "August 2000 Order"), its order issued on March 7, 2002 (Holding Co. Act Release No. 27494) (the "100% Order"), its order issued on May 29, 2003 (Holding Co. Act Release No. 27681) (the "Supplemental Financing Order") and its order issued on September 30, 2003 (Holding Co. Act Release No. 27731), as supplemented on February 20, 2004 (Holding Co. Act Release No. 27731A) (the "Extended Financing Order", and collectively with the August 2000 Order, the 100% Order and the Supplemental Financing Order, the "Financing Orders") as described below.

(1)
The Original Financing U-1 included amendments to the Application-Declaration on Form U-1 filed on April 10, 2000, June 26, 2000, August 3, 2000, August 4, 2000, August 22, 2000, October 12, 2001, October 19, 2001, November 7, 2002, December 20, 2002, July 18, 2003, September 5, 2003 and September 30, 2003.

        Xcel Energy and its Subsidiaries(2) listed on Exhibit K hereto (collectively, the "Applicants") request additional financing authority in this proceeding, as described herein.

(2)
The term "Subsidiaries" used herein shall mean the companies listed on Exhibit K hereto, together with any future direct or indirect non-utility subsidiaries of Xcel Energy whose equity securities may be acquired in accordance with an order of the Commission or in accordance with an exemption under the Act or the Commission's rules thereunder.

        B.    Overview of the Companies

        On August 18, 2000, New Century Energies, Inc. and Northern States Power Company ("NSP") merged and formed Xcel Energy pursuant to the Commission's order in New Century Energies, Inc., Holding Co. Act Release No. 27218 (August 16, 2000) (the "Merger Order"). Xcel Energy is a registered holding company under the Act. As part of the merger, NSP transferred its existing utility operations that were being conducted directly by NSP at the parent company level to a newly formed subsidiary of Xcel Energy named Northern States Power Company, a Minnesota corporation.

        Xcel Energy directly owns five utility subsidiaries that serve electric and/or natural gas customers in eleven states. These five utility subsidiaries (collectively, the "Utility Subsidiaries") are Northern States Power Company, a Minnesota corporation ("NSP-M"); Northern States Power Company, a Wisconsin corporation ("NSP-W"); Public Service Company of Colorado ("PSCo"); Southwestern Public Service Company ("SPS"); and Cheyenne Light, Fuel and Power Company ("Cheyenne"). Their service territories include portions of Colorado, Kansas, Michigan, Minnesota, New Mexico, North Dakota, Oklahoma, South Dakota, Texas, Wisconsin and Wyoming. As previously announced publicly, Xcel Energy has entered into a contract to sell Cheyenne, which sale is subject to approval by the Commission under the Act.(3)

(3)
Xcel Energy has made application to the Commission in a separate proceeding seeking Commission authorization to sell Cheyenne. Such matter is pending in File No. 70-10229. If the sale of Cheyenne closes prior to the effectiveness of an order in this proceeding, Cheyenne will no longer be included as an Applicant in this proceeding and this Application-Declaration will be amended accordingly.

        Xcel Energy also engages through its subsidiaries in various other energy-related and non-utility businesses (such subsidiaries, together with any future direct or indirect non-utility subsidiaries of Xcel Energy, are collectively referred to herein as the "Non-Utility Subsidiaries"). The principal Non-Utility Subsidiaries that are directly or indirectly owned by Xcel Energy include: Utility Engineering Corp., a provider of engineering, design and construction management services; Seren Innovations, Inc., a provider of cable, telephone and high-speed internet access systems and an exempt telecommunications company under Section 34 of the Act ("ETC"); and Eloigne Company, an investor in projects that qualify for low-income housing tax credits.

        C.    Current Financing Authorization

        The Financing Orders authorized Xcel Energy and its Subsidiaries(4) to engage in various financing transactions during the period from the date of such orders through June 30, 2005 (the "Existing Authorization Period"), unless otherwise specified therein. In the Financing Orders the Commission authorized the following transactions (collectively, the "Financing Activities"):

(4)
In the August 2000 Order and the Supplemental Financing Order, the terms "Subsidiaries" and "Non-Utility Subsidiaries" included NRG and its subsidiaries. For purposes of the authorization in the Extended Financing Order, the terms "Subsidiaries" and "Non-Utility Subsidiaries" excluded NRG and its subsidiaries.

            (i)  Xcel Energy to issue and sell common stock and/or long-term debt securities for the uses described therein, provided that the aggregate proceeds received upon issuance of such common stock (exclusive of the issuance of common stock specifically authorized in respect of employee benefit plans and dividend reinvestment plans), and long-term debt issued and outstanding at any time during the Existing Authorization Period, together with any long-term debt or preferred securities issued by Financing Subsidiaries (as defined in the Original Financing Order) established by Xcel Energy, shall not exceed $2.5 billion;

           (ii)  Xcel Energy to have outstanding at any one time short-term debt with a maturity date not more than one year from the date of the borrowing in an aggregate principal amount of up to $1.5 billion;

          (iii)  Cheyenne and Black Mountain(5) to each issue short-term debt to nonassociate lenders, when combined with borrowings from associate lenders, not to exceed $40 million for each of Cheyenne and Black Mountain;

(5)
Black Mountain was sold on October 20, 2003 and is no longer a subsidiary of Xcel Energy. The sale of Black Mountain was approved in Holding Co. Act Release No. 27734 (October 3, 2003).

          (iv)  Xcel Energy to enter into guarantees, obtain letters of credit, enter into expense agreements or otherwise provide credit support ("Guarantees") with respect to the obligations of Utility Subsidiaries as may be appropriate to enable such Utility Subsidiaries to carry on in the ordinary course of their respective businesses; and Xcel Energy and the Non-Utility Subsidiaries to enter into Guarantees with respect to the obligations of Non-Utility Subsidiaries as may be appropriate to enable such Non-Utility Subsidiaries to carry on in the ordinary course of their respective businesses; provided that the aggregate principal amount of such Guarantees does not exceed $1.0 billion outstanding at any one time;

           (v)  Xcel Energy to finance its Non-Utility Subsidiaries and its Non-Utility Subsidiaries to finance other Non-Utility Subsidiaries in an aggregate principal amount outstanding at any one time not to exceed $400 million;

          (vi)  Xcel Energy and its Subsidiaries to enter into hedging transactions with respect to existing and anticipated debt offerings, subject to certain limitations and restrictions specified therein;

         (vii)  Xcel Energy to issue and/or acquire an additional 30 million shares of its common stock (subject to adjustment for stock splits) from time to time through June 30, 2007 under various employee benefit plans and dividend reinvestment plans;

        (viii)  Xcel Energy and its Subsidiaries to acquire, directly or indirectly, the equity securities of one or more corporations, trusts, partnerships or other entities created specifically for the purpose of facilitating the financing of the authorized and exempt activities of Xcel Energy and such Subsidiaries through the issuance of debt or preferred securities to third parties, the loaning of the proceeds of such financings to Xcel Energy or such Subsidiaries, the guarantee of all or part of the obligations of any such financing subsidiary under any securities issued by such financing subsidiary, and Xcel Energy or a Subsidiary to enter into expense arrangements in respect of the obligations of any such financing subsidiary;

          (ix)  Xcel Energy and its Non-Utility Subsidiaries to acquire the securities of one or more companies, which would be organized exclusively for the purpose of acquiring, holding and/or financing the acquisition of the securities of or other interest in one or more other Non-Utility Subsidiaries, provided that such intermediate subsidiaries may also engage in development activities and administrative activities relating to such Non-Utility Subsidiaries;

           (x)  Xcel Energy to restructure its non-utility interests, including the creation of new, or the elimination of existing, intermediate subsidiaries, the consolidation of Non-Utility Subsidiaries engaged in similar businesses, the spin-off of a portion of an existing business of a Non-Utility Subsidiary to another Non-Utility Subsidiary, the re-incorporation of an existing Non-Utility Subsidiary in a different state, the transfer of authority from one Non-Utility Subsidiary to another and other similar type arrangements, and to change the terms of any wholly-owned Non-Utility Subsidiary's authorized capital stock capitalization as deemed appropriate by Xcel Energy or other immediate parent company;

          (xi)  any Non-Utility Subsidiary to pay dividends out of capital and unearned surplus; and

         (xii)  the use by Xcel Energy of financings to invest in exempt wholesale generators ("EWGs"), as defined in section 32 of the Act, and foreign utility companies ("FUCOs"), as defined in section 33 of the Act, and to guarantee the obligations of EWGs and FUCOs, provided that Xcel Energy's aggregate investment at the time of such investment shall not exceed 100% of its "consolidated retained earnings", as defined in Rule 53(a)(1)(ii).

The authority granted in the Financing Orders is collectively referred to as the "Current Financing Authority".

        D.    Summary of Authorization

        The Applicants hereby request authorization with respect to the ongoing financing activities, the provision of intrasystem financing and guarantees and other matters pertaining to Xcel Energy and its Subsidiaries during the period from the date of the order of the Commission issued in this proceeding through June 30, 2008 ("Authorization Period")(6) as follows:

(6)
If an order in this proceeding is issued prior to expiration of the authorization in the Financing Orders, the authorization granted in this proceeding shall supersede the authorization in the Financing Orders as to any transactions entered into after the effective date of the order issued in this proceeding.

            (i)  Xcel Energy requests authorization to issue and sell, from time to time during the Authorization Period, (i) in addition to any separate authority requested herein relating to direct stock purchase plans, dividend reinvestment plans, incentive compensation and other benefit plans, Common Stock (as herein defined), unsecured long-term indebtedness ("Long-term Debt"), equity-linked securities, including units consisting of a combination of options, warrants and/or forward equity purchase contracts with debt or preferred securities ("Equity-linked Securities"), directly or indirectly through Finance Subsidiaries, and preferred securities, including trust preferred securities and monthly income preferred securities ("Preferred Securities"), indirectly through Finance Subsidiaries as described herein, provided that the aggregate proceeds of Common Stock issued during the Authorization Period and principal amount or redemption value of Long-term Debt, Equity-linked Securities and Preferred Securities issued and outstanding at any time during the Authorization Period does not exceed $1.8 billion (the "Equity/Long-term Debt Limit") and (ii) unsecured short-term indebtedness having maturities of 364 days or less at the date of issue ("Short-term Debt") in an aggregate principal amount at any time outstanding not to exceed $1.0 billion (the "Short-term Debt Limit"); provided further that the aggregate amount of proceeds of Common Stock, principal amount or redemption value of Long-term Debt, Equity-linked Securities and Preferred Securities issued and outstanding and aggregate principal amount of Short-term Debt issued and outstanding pursuant to this authorization shall not exceed $2 billion (the "External Financing Limit");

           (ii)  Cheyenne requests authority to issue short-term debt in an aggregate principal amount at any time outstanding of not to exceed $40 million;

          (iii)  Applicants request authority for Xcel Energy and its Subsidiaries to acquire the equity securities of one or more special-purpose subsidiaries ("Finance Subsidiaries"), organized solely to facilitate financing, and (b) to guarantee the securities issued by such Finance Subsidiaries, to the extent not exempt pursuant to Rule 45(b) and Rule 52, as described herein;

          (iv)  Applicants request authorization for the continuance of the Utility Money Pool, as described herein;

           (v)  Xcel Energy and its Subsidiaries request authority to enter into hedging transactions with respect to securities of Xcel Energy and its Subsidiaries in order to manage and mitigate risk and to enter into hedging transactions with respect to anticipatory securities issuances of Xcel Energy and its Subsidiaries in order to lock-in current interest rates and/or manage exposure to interest rate or price risk ("Anticipatory Hedges");

          (vi)  Applicants request authorization for Xcel Energy to enter into guarantees, obtain letters of credit, enter into expense agreements or otherwise provide credit support ("Guarantees") with respect to the obligations of Utility Subsidiaries, the Utility Subsidiaries to enter into Guarantees with respect to the obligations of their respective Subsidiaries, and Xcel Energy and the Non-Utility Subsidiaries to enter into Guarantees with respect to the obligations of Non-Utility Subsidiaries; provided that the aggregate principal amount of such Guarantees shall not exceed $1.0 billion outstanding at any one time; and

         (vii)  Applicants request authorization for Xcel Energy to finance its Non-Utility Subsidiaries and its Non-Utility Subsidiaries to finance other Non-Utility Subsidiaries in an aggregate principal amount outstanding at any one time not to exceed $400 million.

        The Applicants further request authorization of the Commission to engage in the following transactions at any time and from time to time:

            (i)  Xcel Energy to engage, directly or through Subsidiaries, in preliminary development activities ("Development Activities") and administrative and management activities

  ("Administrative Activities"), in each case related to Xcel Energy's permitted non-utility investments;

           (ii)  Xcel Energy to acquire directly or though Subsidiaries the securities of one or more corporations, trusts, partnerships, limited liability companies or other entities ("Intermediate Subsidiaries") to facilitate the acquisition, holding and/or financing of non-utility investments;

          (iii)  Applicants to undertake internal reorganizations of then existing and permitted Non-Utility Subsidiaries and businesses;

          (iv)  changes to the capital structure of Xcel Energy's wholly-owned Subsidiaries;

           (v)  issuances of up to 35 million shares of Xcel Energy common stock through June 30, 2012 under Xcel Energy's direct stock purchase and dividend reinvestment plans, certain incentive compensation plans and certain other benefit plans;

          (vi)  any Non-Utility Subsidiary to pay dividends out of capital and unearned surplus, as described herein;

         (vii)  Xcel Energy and its Subsidiaries to acquire, redeem or retire its securities and those of its subsidiaries; and

        (viii)  Xcel Energy and its Subsidiaries to invest in money market funds and repurchase agreements as described herein.

        E.    Proposed Financing Program

          1.    Parameters for Financing Authorization.

        Authorization is requested herein to engage in certain financing transactions as and to the extent described herein during the Authorization Period for which the specific terms and conditions are not at this time known, and which may not be covered by Rule 52, without further approval by the Commission. The following general terms will be applicable where appropriate to the financing transactions requested to be authorized hereby:

            (i)  Effective Cost of Money on Financings. The effective cost of capital on debt, preferred securities or the debt component of equity-linked securities will not exceed the greater of (i) competitive market rates available at the time of issuance for securities having the same or reasonably similar terms and conditions issued by similar companies of reasonably comparable credit quality and (ii) 500 basis points over the Applicable Index, as defined below. "Applicable Index" means the appropriate comparable interest rate or yield determined by reference to the type and maturity of security being issued and shall be one of the following: (i) for fixed rate long-term debt securities and preferred securities, comparable U.S. Treasury securities; (ii) for variable rate long-term debt securities and preferred securities, comparable U.S. Treasury securities or a comparable index based on the London Interbank Offered Rate ("LIBOR"), Prime Rate(7), Base Rate(8), Fed Funds Rate(9) or other Recognized Variable Rate Index(10) calculated as provided in the instrument creating such security; (iii) for short-term debt borrowings, a comparable index based on the LIBOR, Prime Rate, Base Rate, Fed Funds Rate or other Recognized Variable Rate Index calculated as provided in the instrument creating such security.(11) For variable rate instruments the maximum allowable cost of capital will change from time to time as the Applicable Index changes. Notwithstanding the foregoing, any security may provide for an increased interest rate upon the occurrence of a default.

(7)
"Prime Rate" means the index or rate established and announced from time to time as the "prime rate" by the bank or financial institution acting as a lender or agent for multiple lenders to Xcel Energy or the relevant Subsidiary or other financial institution specified therefor, or the composite "prime rate" as most recently published in The Wall Street Journal.
(8)
"Base Rate" means the index or base rate of interest established from time to time as the "base rate" by the bank or financial institution acting as a lender or agent for multiple lenders to Xcel Energy or the relevant Subsidiary or other financial institution specified therefor.
(9)
"Fed Funds Rate" means, for any day, an interest rate equal to the weighted average of the rates on overnight Federal funds transactions with members of the Federal Reserve System arranged by federal funds brokers on that day, as published by the Federal Reserve Bank of New York or the Federal funds rate most recently published in Federal Reserve Statistical Release H.15 or other appropriate publication or service.
(10)
"Recognized Variable Rate Index" means an interest rate index derived from comparable transactions that indicate current market rates and that is regularly published (including through the Internet) in a financial source such as The Wall Street Journal, The Bond Buyer, The Financial Times, Bloomberg, L.P. or similar source.
(11)
The Commission has relied on indices in the past. (See, e.g., Allegheny Energy, Inc., HCAR 27796 (Feb. 3, 2004)(prime rate); Mississippi Power Co., HCAR 27616 (Dec. 16, 2002)(prime rate); Emera, Inc., HCAR 27865 (June 30, 2004)(Canadian treasury securities)).

           (ii)  Maturity. The maturity of indebtedness will not exceed 50 years. Preferred stock or preferred or equity-linked securities (other than perpetual preferred stock) will be redeemed no later than 50 years after the issuance thereof, unless converted into common stock.

          (iii)  Issuance Expenses. The underwriting fees, commissions and other similar remuneration paid in connection with the non-competitive issuance of any security issued by Xcel Energy will not exceed the greater of (A) 5% of the principal or total amount of the securities being issued or (B) issuance expenses that are paid at the time in respect of the issuance of securities having the same or reasonably similar terms and conditions issued by similar companies of reasonably comparable credit quality.

          (iv)  Use of Proceeds. The proceeds from the sale of securities in external financing transactions will be used for general corporate purposes including (i) the financing, in whole or in part, of the capital expenditures of the Xcel Energy system, (ii) the financing of working capital requirements of the Xcel Energy system, (iii) the acquisition, retirement or redemption of securities previously issued by Xcel Energy or its Subsidiaries pursuant to Rule 42 or as otherwise authorized by the Commission, and (iv) direct or indirect investment in companies (including exempt wholesale generators ("EWGs") or foreign utility companies ("FUCOs")) authorized under the Act or any rule promulgated thereunder or authorized by the Commission in this proceeding or a separate proceeding, and (v) other lawful purposes. The Applicants commit that no such financing proceeds will be used to acquire a new subsidiary unless such acquisition is consummated in accordance with an order of the Commission or an available exemption under the Act. In addition, any use of proceeds to make investments in any "energy-related company," as defined in

  Rule 58 under the Act, will be subject to the investment limitation of such rule, and any use of proceeds to make investments in any EWG or FUCO will be subject to the investment limitation and other conditions set forth in Rule 53 or as authorized by Commission order, as applicable.

           (v)  Common Equity Ratio. At all times during the Authorization Period, Xcel Energy and each Utility Subsidiary will each maintain common equity (as reflected in the most recent Form 10-K or Form 10-Q filed with the Commission, as adjusted to reflect changes in capitalization since the balance sheet date therein) of at least 30% of its consolidated capitalization (i.e., common equity (including minority interest), preferred stock, long-term debt and short-term debt); provided that Xcel Energy will in any event be authorized to issue common stock (including without limitation pursuant to a direct stock purchase or dividend reinvestment plan or incentive compensation or other benefit plan) to the extent authorized herein.

          (vi)  Investment Grade Ratings. Applicants further represent that apart from securities issued for the purpose of funding money pool operations or intercompany loans, no guarantees or other securities, other than common stock, may be issued in reliance upon the authorization granted by the Commission pursuant to this Application, unless (i) the security to be issued, if rated, is rated investment grade; (ii) all outstanding securities of the issuer that are rated are rated investment grade; and (iii) all outstanding securities of the top level registered holding company that are rated are rated investment grade. For purposes of this provision, a security will be deemed to be rated investment grade if it is rated investment grade by at least one nationally recognized statistical rating organization. Applicants request that the Commission reserve jurisdiction over the issuance of any such securities that are rated below investment grade. Applicants further request that the Commission reserve jurisdiction over the issuance of any guarantee or other securities at any time that any of the conditions set forth in clauses (i) through (iii) above are not satisfied.

         (vii)  Authorization Period. No security will be issued pursuant to the authority sought herein after the last day of the applicable authorization period set forth herein; provided, however, that securities issuable or deliverable upon exercise or conversion of, or in exchange for, securities which were issued during the applicable authorization period in accordance with Commission authorization, may be issued or delivered after such date.

          2.    Common Stock, Long-Term Debt, Equity-Linked Securities and Preferred Securities.

        Xcel Energy requests authority to issue and sell from time to time (a) in addition to any common stock, preferred securities and long-term debt outstanding on the date of the issuance of an order in this proceeding(12), (1) Common Stock of Xcel Energy (in addition to any separate authority requested herein relating to direct stock purchase plans, dividend reinvestment plans, incentive compensation and other benefit plans), (2) directly or indirectly through one or more Finance Subsidiaries (as described in Item 1.E.4. below), Long-term Debt and Equity-linked Securities, and (3) indirectly through one or more Finance Subsidiaries, Preferred Securities, provided that the aggregate proceeds of Common Stock issued during the Authorization Period pursuant to this authorization and principal amount or redemption value of Long-term Debt, Equity-linked Securities and Preferred Securities issued during the Authorization Period and remaining outstanding shall not exceed the Equity/Long-Term Debt Limit, and (b) Short-term Debt, in an aggregate principal amount at any time outstanding not to exceed the Short-term Debt Limit; provided further that the aggregate amount of proceeds of Common Stock, principal amount or redemption value of Long-term Debt, Equity-linked Securities and Preferred Securities issued and outstanding and principal amount of Short-term Debt issued and outstanding pursuant to this authorization shall not exceed the External Financing Limit.

(12)
Common stock, preferred securities and long-term debt outstanding on the date of the issuance of the order in this proceeding were authorized by prior Commission order—i.e., the Merger Order or the Financing Orders. Such securities will not count against the financing limit requested in this proceeding. In addition, pursuant to the Financing Orders, Xcel Energy issued $287.5 million of senior convertible notes, which are convertible into Xcel Energy's common stock pursuant to the terms set forth therein. The issuance of the senior convertible notes was within the financing limit set forth in the Financing Orders. The issuance of common stock upon the conversion of such notes, for which no additional financing proceeds will be received, is authorized under the Financing Orders and will not count against the financing limit requested in this proceeding. When a security is issued during the Authorization Period and later redeemed or retired during the Authorization Period, the aggregate amount issued and outstanding under the limit is reduced and additional financing capacity under the limit is made available.

        Xcel Energy contemplates that the Common Stock, Long-term Debt, Equity-linked Securities or Preferred Securities would be issued and sold (i) directly to one or more purchasers in negotiated transactions, (ii) to one or more investment banking or underwriting firms or other entities who would resell such securities without registration under the Securities Act of 1933 (the "1933 Act") in reliance upon one or more applicable exemptions from registration thereunder, or (iii) to the public in transactions registered under the 1933 Act either through underwriters selected by negotiation or competitive bidding or through selling agents, acting either as agent or as principal, for resale to the public either directly or through dealers.

            (a)    Common Stock.

        Xcel Energy may issue and sell its common stock, or options, warrants or other purchase rights exercisable for common stock (collectively, "Common Stock"). All such Common Stock sales will be at rates or prices and under conditions negotiated or based upon, or otherwise determined by, competitive capital markets.

        Specifically, Xcel Energy may issue and sell its Common Stock through underwriters or dealers, through agents, or directly to a limited number of purchasers or a single purchaser. If underwriters are used in the sale of Common Stock, such securities will be acquired by the underwriters for their own account and may be resold from time to time in one or more transactions, including negotiated transactions, at a fixed public offering price or at varying prices determined at the time of sale. Common Stock may be offered to the public either through underwriting syndicates (which may be represented by a managing underwriter or underwriters designated by Xcel Energy) or directly by one or more underwriters acting alone. Common Stock may also be sold directly by Xcel Energy or through agents designated by Xcel Energy from time to time. If Common Stock is being sold in an underwritten offering, Xcel Energy may grant the underwriters thereof a "green shoe" option permitting the purchase from Xcel Energy at the same price additional shares then being offered solely for the purpose of covering over-allotments.

        Xcel Energy may also issue Common Stock in public or privately-negotiated transactions as consideration for the securities or assets of other companies, provided that the acquisition of any such securities or assets has been authorized in a separate proceeding or is exempt under the Act or the rules thereunder (e.g., Rule 58). For purposes of calculating compliance with the financing limit above, Xcel Energy's Common Stock issued in any such transaction would be valued at market value based upon the negotiated agreement between the buyer and the seller.

        Securities issued upon the exercise of options, warrants or other purchase rights shall be counted against the financing limit at the time of issuance of such options, warrants or other purchase rights, based upon the strike price established at issuance for the exercise of such options, warrants or purchase rights. The exercise of such options, warrants or other purchase rights will be authorized pursuant to the Commission's order in this proceeding, even if such exercise occurs beyond the Authorization Period.

            (b)    Long-term Debt, Equity-linked Securities and Preferred Securities.

        Xcel Energy also seeks to have the flexibility to issue Long-term Debt and/or Equity-linked Securities,(13) directly or indirectly through one or more special-purpose Finance Subsidiaries (see Item 1.E.4. below), and to issue Preferred Securities, indirectly through such Financing Subsidiaries. The proceeds of the Long-term Debt, Equity-linked Securities and Preferred Securities would enable Xcel Energy to replace Short-term Debt with more permanent capital and provide an important source of future financing for the operations of, and for investments in, the Utility Subsidiaries and/or non-utility businesses that are exempt under the Act.

(13)
There are many different variations of equity-linked products offered in the marketplace. Typically, these products combine a security with a fixed obligation (e.g., preferred stock or debt) with a conversion feature that is exercisable (in some cases mandatorily) within a specified period (e.g., three to six years after issuance). From the issuer's standpoint, an equity-linked security may offer a means to raise capital at a lower overall economic or after-tax cost than other types of long-term securities.

        Long-term Debt may (a) be convertible into any other securities of Xcel Energy, (b) be subordinate to other indebtedness and/or obligations of Xcel Energy, (c) be subject to optional and/or mandatory redemption, in whole or in part, at the option of Xcel Energy or of the holder thereof, at par or at premiums above the principal amount thereof, (d) be entitled to mandatory or optional sinking fund provisions, (e) provide for reset of the coupon pursuant to a remarketing arrangement, and (f) be put by existing investors or called from existing investors by a third party and may contain such other features as may be appropriate under the circumstances and consistent with market practice at the time of issuance. Long-term Debt may also include long-term indebtedness under agreements with banks or other institutional lenders or lease financing. Unused borrowing capacity under a credit facility will not count towards the limit on the Equity/Long-term Debt Limit or the External Financing Limit. Any Long-term Debt of Xcel Energy will be issued on an unsecured basis.

        The maturity dates, interest rates, redemption and sinking fund provisions and conversion features, if any, with respect to Long-term Debt of a particular series, as well as any associated placement, underwriting or selling agent fees, commissions and discounts, if any, will be established by negotiation or competitive bidding.

        The Equity-linked Securities may be issued by Xcel Energy, and Equity-linked Securities and/or Preferred Securities may be issued by a Finance Subsidiary of Xcel Energy, in one or more series with such rights, preferences, and priorities as may be designated in the instrument creating each such series, as determined by Xcel Energy's board of directors. Dividends or distributions on Equity-linked Securities and Preferred Securities will be made periodically and to the extent funds are legally available for such purpose, but may be made subject to terms which allow the issuer to defer dividend payments for specified periods. Equity-linked Securities may be exercisable or exchangeable for or convertible, either mandatorily or at the option of the holder, into Xcel Energy Common Stock or indebtedness or allow the holder to surrender to the issuer or apply the value of such security to such holder's obligation to make a payment on another security issued by Xcel Energy pursuant to authorization of the Commission. Any convertible or Equity-linked Securities will be convertible into or linked to Common Stock, Preferred Securities or unsecured debt that Xcel Energy is otherwise authorized by Commission order to issue directly or indirectly through Finance Subsidiaries on behalf of Xcel Energy. Any Preferred Securities may be convertible or exchangeable into Common Stock or unsecured debt that Xcel Energy is otherwise authorized to issue by Commission order. The conversion of such Equity-linked or Preferred Securities and subsequent issuance of other securities as a direct result of such conversion (or the performance of such forward purchase contracts), to the extent that no additional financing proceeds are realized, shall not be counted against the financing limit.

            (c)    Short-term Debt.

        Xcel Energy proposes to issue and sell from time to time Short-term Debt, on an unsecured basis, in an aggregate principal amount at any time outstanding not to exceed $1.0 billion (including the aggregate principal amount of Short-Term Debt issued and outstanding pursuant to the Financing Orders).

        Specifically, Xcel Energy may sell commercial paper, from time to time, in established domestic or European commercial paper markets. Such commercial paper would typically be sold to dealers at the discount rate per annum prevailing at the date of issuance for commercial paper of comparable quality and maturities sold to commercial paper dealers generally. It is expected that the dealers acquiring commercial paper from Xcel Energy will reoffer such paper at a discount to corporate, institutional and, with respect to European commercial paper, individual investors. It is anticipated that Xcel Energy's commercial paper may be reoffered to investors such as commercial banks, insurance companies, pension funds, investment trusts, foundations, colleges and universities, finance companies and nonfinancial corporations. In connection with the sale of such commercial paper, Xcel Energy may obtain lines of credit or letters of credit from one or more banks in support of such commercial paper obligations.

        Xcel Energy may establish lines of credit with banks, financial institutions and related entities. Loans under lines of credit authorized hereunder as Short-Term Debt(14) will have maturities not more than 364 days from the date of each borrowing. Unused borrowing capacity under a credit facility will not count towards the limit on Short-term Debt or the External Financing Limit.

(14)
Loans under lines of credit with maturities of one year or more will be treated as Long-Term Debt hereunder and be included within the limitation discussed in Item 1.E.2. above.

        Xcel Energy may also engage in other types of short-term financing generally available to borrowers with comparable credit ratings as it may deem appropriate in light of its needs and market conditions at the time of issuance.

          3.    Cheyenne.

        All securities of Cheyenne, except for securities with maturities of less than 12 months, are approved by the Wyoming Public Service Commission (the "Wyoming Commission") and thus are exempt pursuant to Rule 52. However, issuances of short-term debt by Cheyenne are not exempt under Rule 52. Accordingly, authority is requested for Cheyenne to issue short-term debt to one or more non-associate lenders in an aggregate principal amount of short-term debt to be outstanding at any one time during the Authorization Period not to exceed $40 million.

          4.    Finance Subsidiaries.

        Applicants request authority for Xcel Energy and/or its Subsidiaries to acquire, directly or indirectly through intermediate subsidiaries, the equity securities of one or more Finance Subsidiaries, which may be organized as corporations, trusts, partnerships or other entities, created specifically for the purpose of facilitating the financing of the authorized and exempt activities of (including exempt and authorized acquisitions by) Xcel Energy or such Subsidiary through the issuance of Long-term Debt, Equity-linked Securities or Preferred Securities, and any other type of security authorized by rule or order, to third parties. A Finance Subsidiary may dividend (including dividends out of capital), loan or otherwise transfer the proceeds of such financings to Xcel Energy or such Subsidiary. In the event that a Finance Subsidiary loans the proceeds of such financing to Xcel Energy or a Subsidiary, Xcel Energy or such Subsidiary may issue notes to evidence such borrowings. The terms of the notes (e.g. interest rates, maturity, amortization, prepayment terms, etc.) would be designed to parallel in all material respects the terms of the securities issued by the Finance Subsidiaries to which the notes relate.

        Xcel Energy or such Subsidiary may, if required, guarantee, provide support for or enter into expense agreements to the extent of the obligations of any Finance Subsidiary organized for its benefit. In cases where it is necessary or desirable to ensure legal separation for purposes of isolating the Finance Subsidiary from its parent or another subsidiary for bankruptcy purposes, it may be necessary for the parent or subsidiary to provide financing related services to the Finance Subsidiary at a price, not to exceed a market price, consistent with similar services for parties with comparable credit quality and terms entered into by other companies so that a successor service provider could assume the duties of the parent or subsidiary in the event of the bankruptcy of the parent or subsidiary without interruption or an increase of fees. Therefore, Applicants seek approval under Section 13(b) of the Act and Rules 87 and 90 to provide the services described in this paragraph at a charge not to exceed a market price.(15)

(15)
See PECO Energy Co., Holding Co. Release Act No. 27483 (December 12, 2001).

        The amount of any Long-term Debt, Equity-linked Securities or Preferred Securities issued by any Finance Subsidiary for the benefit of Xcel Energy shall be counted against the aggregate authorization amount requested in Item 1.E.2. above to the extent that Xcel Energy issues a note to such Finance Subsidiary or guarantees such securities; however, the securities (e.g., note and/or guarantee) issued by Xcel Energy in connection therewith will not separately be counted against the financing limits requested in Item 1.E.2. or Item 1.E.7.

          5.    Utility Money Pool.

        In order to provide intrasystem financing to the Utility Subsidiaries, Applicants request authorization to continue to operate the Utility Money Pool. It is anticipated that the Utility Money Pool will include some or all of the Utility Subsidiaries as borrowers from and lenders to the pool. Xcel

Energy will participate in the Utility Money Pool, but only as a lender to the pool. Xcel Energy Services Inc. ("Xcel Energy Services") will act as the administrator of the Utility Money Pool. To the extent not exempted by Rule 52, the Utility Subsidiaries request authorization to make unsecured short-term borrowings from the Utility Money Pool and to contribute surplus funds to the Utility Money Pool and to lend and extend credit to (and acquire promissory notes from) one another through the Utility Money Pool. Xcel Energy requests authorization to contribute surplus funds and to lend and extend credit to the Utility Subsidiaries through the Utility Money Pool. No loans through the Utility Money Pool would be made to, and no borrowings through the Utility Money Pool would be made by, Xcel Energy.

        The objective of the implementation of a Utility Money Pool is to provide more flexible cash management among the Utility Subsidiaries, by making excess funds at one Utility Subsidiary available to other Utility Subsidiaries on a cost-effective basis. The Applicants believe that the cost of the proposed borrowings through the Utility Money Pool will generally be more favorable to the borrowing participants than the comparable cost of external short-term borrowings, and the yield to the participants contributing available funds to the Utility Money Pool will generally be higher than the typical yield on short-term investments.

        Under the proposed terms of the Utility Money Pool, short-term funds would be available from the following sources for short-term loans to each of the Utility Subsidiaries from time to time: (1) surplus funds in the treasuries of Utility Money Pool participants, (2) surplus funds in the treasury of Xcel Energy, and (3) proceeds from bank borrowings by Utility Money Pool participants or the sale of commercial paper by the Utility Money Pool participants for loan to the Utility Money Pool ("External Funds"). The determination of whether a Utility Money Pool participant at any time has surplus funds to lend to the Utility Money Pool or shall borrow funds from the Utility Money Pool would be made by such participant's chief financial officer or treasurer, or by a designee thereof, on the basis of cash flow projections and other relevant factors, in such participant's sole discretion. See Exhibit J for a copy of the Utility Money Pool Agreement.

        Utility Money Pool participants that borrow would borrow pro rata from each company that lends, in the proportion that the total amount loaned by each such lending company bears to the total amount then loaned through the Utility Money Pool. On any day when more than one fund source (e.g., surplus treasury funds of Xcel Energy and other Utility Money Pool participants ("Internal Funds") and External Funds), with different rates of interest, is used to fund loans through the Utility Money Pool, each borrower would borrow pro rata from each such fund source in the Utility Money Pool in the same proportion that the amount of funds provided by that fund source bears to the total amount of short-term funds available to the Utility Money Pool.

        Borrowings from the Utility Money Pool would require authorization by the borrower's chief financial officer or treasurer, or by a designee thereof. No party would be required to effect a borrowing through the Utility Money Pool if it is determined that it could (and had authority to) effect a borrowing at lower cost directly from banks or through the sale of its own commercial paper.

        The cost of compensating balances, if any, and fees paid to banks to maintain credit lines and accounts by Utility Money Pool participants lending External Funds to the Utility Money Pool would initially be paid by the participant maintaining such line. A portion of such costs—or all of such costs in the event a Utility Money Pool participant establishes a line of credit solely for purposes of lending any External Funds obtained thereby into the Utility Money Pool—would be retroactively allocated every month to the companies borrowing such External Funds through the Utility Money Pool in proportion to their respective daily outstanding borrowings of such External Funds.

        If only Internal Funds make up the funds available in the Utility Money Pool, the interest rate applicable and payable to or by the Utility Money Pool participants for all loans of such Internal Funds outstanding on any day will be the rates for high-grade unsecured 30-day commercial paper sold through dealers by major corporations as quoted in The Wall Street Journal on the last business day of the prior calendar month.

        If only External Funds comprise the funds available in the Utility Money Pool, the interest rate applicable to loans of such External Funds would be equal to the lending company's cost for such External Funds (or, if more than one Utility Money Pool participant had made available External Funds on such day, the applicable interest rate would be a composite rate equal to the weighted average of the cost incurred by the respective Utility Money Pool participants for such External Funds).

        In cases where both Internal Funds and External Funds are concurrently borrowed through the Utility Money Pool, the rate applicable to all loans comprised of such "blended" funds would be a composite rate equal to the weighted average of (a) the cost of all Internal Funds contributed by Utility Money Pool participants (as determined pursuant to the second-preceding paragraph above) and (b) the cost of all such External Funds (as determined pursuant to the immediately preceding paragraph above).

        Funds not required by the Utility Money Pool to make loans (with the exception of funds required to satisfy the Utility Money Pool's liquidity requirements) would ordinarily be invested in one or more short-term investments, including: (i) interest-bearing accounts with banks; (ii) obligations issued or guaranteed by the U.S. government and/or its agencies and instrumentalities, including obligations under repurchase agreements; (iii) obligations issued or guaranteed by any state or political subdivision thereof, provided that such obligations are rated not less than "A" by a nationally recognized rating agency; (iv) commercial paper rated not less than "A-1" or "P- 1" or their equivalent by a nationally recognized rating agency; (v) money market funds; (vi) bank certificates of deposit; (vii) Eurodollar funds; and (viii) such other investments as are permitted by Section 9(c) of the Act and Rule 40 thereunder.

        The interest income and investment income earned on loans and investments of surplus funds would be allocated among the participants in the Utility Money Pool in accordance with the proportion each participant's contribution of funds bears to the total amount of funds in the Utility Money Pool.

        Each Applicant receiving a loan through the Utility Money Pool would be required to repay the principal amount of such loan, together with all interest accrued thereon, on demand. All loans made through the Utility Money Pool may be prepaid by the borrower without premium or penalty.

        Operation of the Utility Money Pool, including record keeping and coordination of loans, will be handled by Xcel Energy Services under the authority of the appropriate officers of the participating companies. Xcel Energy Services will administer the Utility Money Pool on an "at cost" basis.

        Proceeds from the Utility Money Pool may be used by each such Utility Subsidiary (i) for the interim financing of its construction and capital expenditure programs, (ii) for its working capital needs, (iii) for the repayment, redemption or refinancing of its debt and preferred stock, (iv) to meet unexpected contingencies, payment and timing differences and cash requirements, and (v) to otherwise finance its own business and for other lawful general corporate purposes. The Utility Subsidiaries request authority to borrow up to an amount at any one time outstanding from the Utility Money Pool as set forth below:

Utility Subsidiary	Money Pool Limit
NSP-M	$250 million
NSP-W	$100 million
PSCo	$250 million
SPS	$100 million
Cheyenne	$40 million

Loans to Cheyenne through the money pool will be counted against its $40 million limit applicable to short-term debt.

          6.    Hedging Transactions.

            (a)    Hedging Transactions.

        The Applicants requests authorization (i) for Xcel Energy to enter into hedging arrangements intended to reduce or manage the volatility of financial and other business risks ("Hedging Transactions") with respect to the indebtedness of Xcel Energy and its Subsidiaries and (ii) to the extent not exempt under Rule 52, for each of Xcel Energy's Subsidiaries to enter into Hedging Transactions (to the extent not exempt under the Act) with respect to indebtedness of such Subsidiary and each of its Subsidiaries, subject in each case to the limitations and restrictions described below.

        Hedging Transactions will involve the use of financial instruments and derivatives commonly used in capital markets, such as interest rate futures, swaps, caps, collars, floors, and structured notes (i.e., a debt instrument in which the principal and/or interest payments are indirectly linked to the value of an underlying asset or index), or transactions involving the purchase or sale, including short sales, of U.S. Treasury or agency (e.g., FNMA) obligations or LIBOR-based or credit spread related swap instruments (collectively "Hedging Instruments"). The transactions would be for fixed periods and stated notional amounts. Fees, commissions and other amounts payable to the counterparty or exchange (excluding, however, the swap or option payments) in connection with a Hedging Transaction will not exceed those generally obtainable in competitive markets for parties of comparable credit quality. Xcel Energy will not engage in "speculative transactions" as that term is described in Statement of Financial Accounting Standards ("SFAS") 133 ("Accounting for Derivative Instruments and Hedging Activities"). Xcel Energy may employ derivatives as a means of prudently managing the risk associated with any of its outstanding debt issued pursuant to Commission order in this proceeding or any other proceeding or pursuant to an applicable exemption by, in effect, synthetically (i) converting variable rate debt to fixed rate debt, (ii) converting fixed rate debt to variable rate debt, (iii) limiting the impact of changes in interest rates resulting from variable rate debt and (iv) managing other risks that may attend outstanding securities.

            (b)    Anticipatory Hedges.

        In addition, the Applicants request authorization for Xcel Energy to enter into Anticipatory Hedges with respect to anticipated offerings of debt and/or equity securities of Xcel Energy or debt securities of its Subsidiaries and, to the extent not exempt under Rule 52, for each of Xcel Energy's Subsidiaries to enter into Anticipatory Hedges (to the extent not exempt under the Act) with respect to anticipated debt issuances of such Subsidiary and each of its Subsidiaries, subject to the limitations and restrictions described below. Such Anticipatory Hedges would be utilized to fix and/or limit the risk associated with any issuance of securities through appropriate means, including (i) the forward sale of exchange-traded Hedging Instruments, (ii) the purchase of put options on Hedging Instruments, (iii) the purchase of put options in combination with the sale of call options on Hedging Instruments, (iv) some combination of the above and/or other derivative or cash transactions, including, but not limited to, structured notes, caps and collars, appropriate for the Anticipatory Hedges, and (v) other financial derivatives or other products including Treasury rate locks, swaps, forward starting swaps, and options on the foregoing.

        Hedging Transactions and Anticipatory Hedges may be (i) executed on-exchange ("On-Exchange Trades") with brokers through the opening of futures and/or options positions traded on the Chicago Board of Trade, the Chicago Mercantile Exchange or similar exchange, (ii) the opening of over-the-counter positions with one or more counterparties whose senior debt ratings, or whose parent companies' senior debt ratings, as published by Standard and Poor's Ratings Group, are equal to or greater than BBB-, or an equivalent rating from Moody's Investors' Service or Fitch Investor Service at the time that such Hedging Transaction is entered into ("Off-Exchange Trades"), or (iii) a combination of On-Exchange Trades and Off-Exchange Trades. The optimal structure of each Hedging Transaction and Anticipatory Hedge will be determined at the time of execution.

        Xcel Energy and its Subsidiaries will comply with Statement of Financial Accounting Standard ("SFAS") 133 (Accounting for Derivative Instruments and Hedging Activities) and SFAS 138 (Accounting for Certain Derivative Instruments and Certain Hedging Activities) or other standards relating to accounting for derivative transactions as are adopted and implemented by the Financial Accounting Standards Board ("FASB"). The Applicants represent that each Hedging Transaction and each Anticipatory Hedge will qualify for hedge accounting treatment under the FASB standards in effect and as determined as of the date the Hedging Transaction or Anticipatory Hedge is entered into. The Applicants will also comply with any existing or future FASB financial disclosure requirements associated with hedging transactions.

          7.    Intra-System Financings and Guarantees.

        The Applicants request authorization for (i) Xcel Energy to enter into Guarantees with respect to the obligations of Utility Subsidiaries as may be appropriate to enable such Utility Subsidiaries to carry on their respective businesses; (ii) the Utility Subsidiaries to enter into Guarantees with respect to the obligations of their Subsidiaries to enable such Subsidiaries to carry on their respective businesses; and (iii) Xcel Energy and the Non-Utility Subsidiaries to enter into Guarantees with respect to the obligations of Non-Utility Subsidiaries as may be appropriate to enable such Non-Utility Subsidiaries to carry on their respective businesses; provided that the aggregate principal amount of Guarantees pursuant to this paragraph shall not exceed $1.0 billion outstanding at any one time during the Authorization Period. The $1.0 billion excludes any such Guarantees that are exempt pursuant to Rules 45(b) and 52. The authorization requested herein will permit issuances of Guarantees in situations where the exemptions provided by Rules 45(b) and 52 are not applicable. Any Guarantee outstanding at the end of the Authorization Period may remain outstanding until it expires or terminates in accordance with its terms.

        Xcel Energy or other guarantor may charge the Subsidiary whose obligations are guaranteed a fee for each Guarantee provided on behalf of such Subsidiary, provided that such fee does not exceed the cost of obtaining the liquidity necessary to perform the Guarantee (for example, bank line commitment fees or letter of credit fees) for the period of time the Guarantee remains outstanding.

        Guarantees may, in some cases, be provided to support obligations that are not readily susceptible of exact quantification or that may be subject to varying quantification. In such cases, the exposure under such Guarantee for purposes of measuring compliance with the proposed limitation on guarantees will be determined by appropriate means, including estimation of exposure based on loss experience or projected potential payment amounts. If appropriate, such estimates will be made in accordance with generally accepted accounting principles. Such estimation will be reevaluated on a periodic basis.

        The Applicants also request authorization for Xcel Energy to finance its Non-Utility Subsidiaries and its Non-Utility Subsidiaries to finance other Non-Utility Subsidiaries in an aggregate principal amount outstanding at any one time during the Authorization Period not to exceed $400 million. The $400 million excludes any such financings that are exempt pursuant to Rules 45(b) and 52.

        Intra-system financing will provide funds for general corporate purposes, including working capital requirements, investments and capital expenditures. Xcel Energy or the lending Non-Utility Subsidiary will determine, at its discretion, how much financing to give each borrowing Non-Utility Subsidiary as its needs dictate during the Authorization Period.

        Generally, Xcel Energy or the lending Subsidiary's loans to, and purchase of capital stock from, such borrowing Subsidiaries will be exempt under Rule 52, and capital contributions and open account advances without interest will be exempt under Rule 45(b). The authorization requested herein will permit intra-system loans in situations where the exemptions provided by Rules 45(b) and 52 are not applicable.

        Xcel Energy provides loans to its Non-Utility Subsidiaries (e.g., Eloigne Company and Utility Engineering Corp. and its subsidiaries) through their respective intermediate holding companies. Typically, such loans are made on an exempt basis pursuant to Rule 52. However, circumstances can arise from time to time where maturity dates of an intercompany loan will not parallel the terms of recently issued debt of the lending company, as required by Rule 52(b)(2).(16) Thus, Xcel Energy seeks the authorization requested herein for Xcel Energy to make loans to its Non-Utility Subsidiaries and for the Non-Utility Subsidiaries to make loans to other Non-Utility Subsidiaries on the terms described herein.

(16)
Holding Company Act Release No. 25574, in which the Commission proposed amendments to Rule 52, provides that the lender's cost of capital may be tied to an appropriate index only in the event that the lender has not recently issued debt securities. Xcel Energy has encountered situations, at a time when it has no short-term debt outstanding, in which it has issued long-term notes and, directly or indirectly, applied the proceeds to fund the working capital or other funding needs of its Non-Utility Subsidiaries. In such case, the maturities will not match and the interest rate on the intercompany loan will be determined in the manner described herein.

        In the case of loans by Xcel Energy or a Non-Utility Subsidiary to a Non-Utility Subsidiary, the company making such loan or extending such credit may charge interest at the same effective rate of interest as the daily weighted average effective rate of commercial paper, revolving credit and/or other short-term borrowings of such lending company, including an allocated share of commitment fees and related expenses. If no such borrowings are outstanding, then the interest rate shall be predicated on the Federal Funds' effective rate of interest as quoted daily by the Federal Reserve Bank of New York. In the limited circumstances where the Non-Utility Subsidiary effecting the borrowing is not wholly-owned by Xcel Energy, directly or indirectly, authority is requested under the Act for Xcel Energy or a Non-Utility Subsidiary to make such loans to such subsidiaries at interest rates and maturities designed to provide a return to the lending company of not less than its effective cost of capital. If such loans are made to a Non-Utility Subsidiary which is not wholly-owned, such Non-Utility Subsidiary will not provide any services to any associate Subsidiary except a company which meets one of the conditions for rendering of services on a basis other than "at cost", as authorized in Holding Company Act Release No. 27212 (August 16, 2000).

        In the event any such intra-system financings are made or Guarantees are issued, Xcel Energy will include in the next certificate filed pursuant to Rule 24 substantially the same information as that required on Form U-6B-2 with respect to such transaction.

        F.    Other Requested Authorization

        Authorization is further requested in this Application for Xcel Energy and its Subsidiaries to engage in the transactions and activities described below. Such authorization is not subject to the Financing Parameters set forth in Item 1.E.1. and is not limited by the Authorization Period, but (except as expressly provided herein) shall extend until the Commission orders otherwise.

          1.    Development and Administrative Activities.

        In connection with future investments in EWGs, FUCOs and in subsidiaries permitted pursuant to Rule 58 ("Rule 58 Subsidiaries"), Xcel Energy requests authority to engage directly and through Subsidiaries in Development Activities and Administrative Activities associated with such investments. Development Activities and Administrative Activities include preliminary activities designed to result in a permitted non-utility investment such as an investment in an EWG or FUCO or a Rule 58

Subsidiary; provided however, such preliminary activities may not qualify for such status until the project is more fully developed. Accordingly, approval is sought for Xcel Energy and its Subsidiaries to engage in Development and Administrative Activities and for Xcel Energy, directly or indirectly, to acquire or form Subsidiaries to engage in such activities. See Item 1.F.2. below.

        Development Activities will include due diligence and design review; market studies; preliminary engineering; site inspection; preparation of bid proposals, including, in connection therewith, posting of bid bonds; application for required permits and/or regulatory approvals; acquisition of site options and options on other necessary rights; negotiation and execution of contractual commitments with owners of existing facilities, equipment vendors, construction firms, power purchasers, thermal "hosts," fuel suppliers and other project contractors; negotiation of financing commitments with lenders and other third-party investors; and such other preliminary activities as may be required in connection with the purchase, acquisition or construction of facilities or the securities of other companies. Development Activities will be undertaken with the intent and purpose to make a permitted non-utility investment; however, it is possible that all such endeavors will not be successful and such potential investment may never be completed.

        Administrative Activities will include ongoing personnel, accounting, engineering, legal, financial, and other support activities necessary to manage Xcel Energy's investments in non-utility subsidiaries.

        To the extent a Subsidiary for which such amounts were expended for Development Activities becomes an EWG, FUCO, or Rule 58 Subsidiary, the amount so expended will then be considered as part of the "aggregate investment" in such entity. In the case of EWGs, FUCOs and Rule 58 Subsidiaries, such aggregate investment will then count against the limitation on such aggregate investment under Rule 53 (as it may be modified by Commission order) or Rule 58, as applicable.

        The Commission has previously approved the types of Development Activities and Administrative Activities described above.(17)

(17)
E.g., SCANA Corporation, Holding Co. Act Release No. 27649 (Feb. 12, 2003); Exelon Corporation, Holding Co. Act Release No. 27545 (June 27, 2002); FirstEnergy Corp, Holding Co. Act Release No. 27459 (Oct. 29, 2001); Southern Co., Holding Co. Act Release No. 27303 (Dec. 15, 2000); Energy East, Inc., Holding Co. Act Release No. 27228 (Dec. 12, 2000); PowerGen, plc., Holding Co. Act Release No. 27291 (Dec. 6, 2000).

          2.    Intermediate Subsidiaries.

        Xcel Energy proposes to create and/or acquire directly or indirectly the securities of one or more Intermediate Subsidiaries. Intermediate Subsidiaries may be corporations, trusts, partnerships, limited liability companies or other entities in which Xcel Energy, directly or indirectly, owns a 100% interest, a majority equity interest, a minority equity interest or a debt position. Intermediate Subsidiaries will be organized exclusively for the purpose of acquiring and holding the securities of, or financing or facilitating Xcel Energy's investments in, other direct or indirect non-utility investments. Intermediate Subsidiaries may also engage in Development Activities and Administrative Activities.(18)

(18)
See Exelon Corporation, Holding Co. Act Release No. 27545 (June 27, 2002); Emera Incorporated, Holding Co. Act Release No. 27445 (Oct. 1, 2001) (approving certain development and administrative activities); Progress Energy, Inc., Holding Co. Act Release No. 27297 (Dec. 12, 2000) (approving certain development and administrative activities).

        There are several legal and business reasons for the use of Intermediate Subsidiaries in connection with making investments in EWGs, FUCOs and Rule 58 Subsidiaries. For example, the formation and acquisition of limited purpose subsidiaries is often necessary or desirable to facilitate financing the acquisition and ownership of a FUCO, an EWG or another non-utility enterprise. Furthermore, the interposition of one or more Intermediate Subsidiaries may allow Xcel Energy to secure favorable U.S. and foreign tax treatment that would not otherwise be available. In particular, use of Intermediate Subsidiaries can achieve tax efficient corporate structures which will result in minimizing state or federal taxes for Xcel Energy or its Subsidiaries.(19)

(19)
Any "tax sharing" aspects of such arrangements will comply with Rule 45(c) or any tax allocation agreement which has been approved by the Commission.

        Intermediate Subsidiaries also serve to isolate business risks, facilitate subsequent adjustments to, or sales of, ownership interests by or among the members of the ownership group, or to raise debt or equity capital in domestic or foreign markets.

        An Intermediate Subsidiary may be organized, among other things: (1) in order to facilitate the making of bids or proposals to develop or acquire an interest in any EWG, FUCO, ETC, or other non-utility company which, upon acquisition, would qualify as a Rule 58 Subsidiary; (2) after the award of such a bid proposal, in order to facilitate closing on the purchase or financing of such acquired company; (3) at any time subsequent to the consummation of an acquisition of an interest in any such company in order, among other things, to effect an adjustment in the respective ownership interests in such business held by the Xcel Energy system and non-affiliated investors; (4) to facilitate the sale of ownership interests in one or more Rule 58 Subsidiaries, EWGs or FUCOs; (5) to comply with applicable laws of foreign jurisdictions limiting or otherwise relating to the ownership of domestic companies by foreign nationals; (6) as a part of tax planning in order to limit Xcel Energy's exposure to U.S. and foreign taxes; (7) to further insulate Xcel Energy and the Utility Subsidiaries from operational or other business risks that may be associated with investments in non-utility companies; or (8) for other lawful business purposes.(20)

(20)
Exelon Corporation, Holding Co. Act Release No. 27545 (June 27, 2002); Interstate Energy Corporation, Holding Co. Act Release No. 27069 (Aug. 26, 1999) (each approving a virtually identical list of activities).

        Investments in Intermediate Subsidiaries may take the form of any combination of the following: (1) purchases of capital shares, partnership interests, member interests in limited liability companies, trust certificates or other forms of voting or non-voting equity interests; (2) capital contributions; (3) open account advances without interest; (4) loans; and (5) guarantees issued, provided or arranged in respect of the securities or other obligations of any Intermediate Subsidiaries.(21)

(21)
See Exelon Corporation, Holding Co. Act Release No. 27545 (June 27, 2002); Powergen plc., Holding Co. Act Release No. 27291 (Dec. 6, 2000).

        Funds for any direct or indirect investment in any Intermediate Subsidiary will be derived from available funds of Xcel Energy and/or its Subsidiaries or from proceeds of exempt financings or financings authorized by the Commission elsewhere in this proceeding or in separate proceedings. No authority is sought under this heading for additional financing authority.

        To the extent that Xcel Energy provides funds directly or indirectly to an Intermediate Subsidiary which are used for the purpose of making an investment in any EWG or FUCO or a Rule 58 Subsidiary, the amount of such funds will be included in Xcel Energy's "aggregate investment" in such entities, as calculated in accordance with Rule 53 or Rule 58, as applicable.(22)

(22)
If the Intermediate Subsidiary is merely a conduit, the aggregate investment will not "double count" both the conduit investment and the investment in the operating company authorized as an EWG, FUCO, Rule 58 subsidiary or other approved investment.

        The authority requested for Intermediate Subsidiaries is intended to allow for the corporate structuring alternatives outlined herein and will not allow any increase in aggregate investment in EWGs, FUCOs, Rule 58 Subsidiaries, or any other business subject to an investment limitation under the Act.

        Intermediate Subsidiaries have been approved by the Commission in a number of instances.(23)

(23)
See SCANA Corporation, Holding Co. Act Release No. 27649 (Feb. 12, 2003); Exelon Corporation, Holding Co. Act Release No. 27545 (June 27, 2002); Emera Incorporated, Holding Co. Act Release No. 27445 (Oct. 1, 2001); Progress Energy, Holding Co. Act Release No. 27297 (Dec. 12, 2000); Energy East, Inc., Holding Co. Act Release No. 27228 (Dec. 12, 2000); PowerGen, plc, Holding Co. Act Release No. 27291 (Dec. 6, 2000); NiSource, Inc., Holding Co. Act Release No. 27265 (Nov. 1, 2000); AGL Resources, Inc., Holding Co. Act Release No. 27243 (Oct. 5, 2000); Cinergy Corp., Holding Co. Act Release No. 27124 (Jan. 11, 2000); Ameren Corporation, Holding Co. Act Release No. 27053 (July 23, 1999); New Century Energies, Inc., Holding Co. Act Release No. 27000 (April 7, 1999).

          3.    Internal Reorganization of Existing Investments.

        Xcel Energy currently engages directly or through Non-Utility Subsidiaries in certain non-utility businesses. The Applicants seek authorization to restructure the non-utility interests of the Xcel Energy system from time to time, without the need to apply for or receive prior Commission approval, on the condition that the reorganization will not result in the entry by the Subsidiaries into new lines of business that have not previously been authorized by the Commission or that are not permissible on an exempt basis under the Act or by Commission rule. Such restructurings may involve the creation of new, or the elimination of existing, Intermediate or Non-Utility Subsidiaries, the consolidation of Non-Utility Subsidiaries engaged in similar businesses, the spin-off of a portion of an existing business of a Non-Utility Subsidiary to another Non-Utility Subsidiary, the re-incorporation of an existing Non-Utility Subsidiary in a different state, the transfer of authority from one Non-Utility Subsidiary to another or other similar type arrangements.

        Such authorization would permit Xcel Energy and its Subsidiaries to sell or otherwise transfer (i) assets or operations of Non-Utility Subsidiaries, (ii) the securities of Non-Utility Subsidiaries or (iii) non-utility investments which do not involve a Subsidiary (i.e., less than 10% voting interest) to Xcel Energy or a different Subsidiary, and, to the extent approval is required, the Subsidiaries to acquire such assets or operations of non-utility businesses, Non-Utility Subsidiaries or investment interests therein. Transfers of such securities or assets may also be effected by share exchanges, share distributions or dividends and/or contribution of such securities or assets to the receiving entity. Xcel Energy may also liquidate or merge Non-Utility Subsidiaries.

        Such internal transactions would be undertaken in order to eliminate corporate complexities, to combine related business segments for staffing and management purposes, to eliminate administrative costs, to achieve tax savings, or for other ordinary and appropriate business purposes.

        No authority is sought under this heading in respect of the Utility Subsidiaries. The transactions proposed under this heading will not involve the sale or other disposition of any utility assets of the Utility Subsidiaries and will not involve any change in the corporate ownership of the Utility

Subsidiaries.(24) The approval sought under this heading does not authorize the acquisition of any new businesses or activities not otherwise permitted under the Act, by rule thereunder or by Commission order. The Commission has previously granted authorization for such general corporate reorganizations.(25)

(24)
Exelon Corporation, Holding Co. Act Release No. 27545 (June 27, 2002).
(25)
Exelon Corporation, Holding Co. Act Release No. 27545 (June 27, 2002); Energy East, Inc., Holding Co. Act Release No. 27228 (Dec. 12, 2000); PowerGen, plc, Holding Co. Act Release No. 27291 (Dec. 6, 2000); NiSource, Inc., Holding Co. Act Release No. 27265 (Nov. 1, 2000); Entergy Corp., Holding Co. Act Release No. 27039 (June 22, 1999); SCANA Corporation, Holding Co. Act Release No. 27649 (Feb. 12, 2003).

          4.    Changes in Capital Structure of Wholly-Owned Subsidiaries.

        Applicants request authorization to change the terms of any wholly-owned subsidiary's authorized capitalization by an amount deemed appropriate by Xcel Energy or other intermediate parent company. The portion of an individual subsidiary's aggregate financing to be effected through the sale of equity to Xcel Energy or other intermediate parent company pursuant to Rule 52 and/or an order issued in this file is unknown at this time. The proposed sale of capital securities (i.e., common stock, preferred stock or other equity interests(26)) may in some cases exceed the then authorized capital of such subsidiary. In addition, the subsidiary may choose to use capital stock with no par value. The relief requested herein would provide necessary financing flexibility.

(26)
For example, such other equity interests may include partnership interests in a partnership or membership interests in a limited liability company.

        The requested authorization is limited to Xcel Energy's wholly-owned subsidiaries and will not affect the aggregate limits or other conditions contained herein. A subsidiary would be able to change its authorized capital, to change the par value, or change between par value and no-par stock, and to amend the certificate or articles of incorporation or other constituent document to effect such changes, without additional Commission approval. Additional terms that may be changed include dividend rates, conversion rates and dates, and expiration dates. Any such action by any Utility Subsidiary would be subject to and would only be taken upon the receipt of any necessary approvals by the applicable state commission or commissions with jurisdiction over the transaction.(27)

(27)
See New Century Energies, Inc., Holding Co. Act Release No. 26750 (Aug. 1, 1997); Conectiv, Inc., Holding Co. Act Release No. 26833 (Feb. 26, 1998); Dominion Resources, Inc., Holding Co. Act Release No. 27112 (Dec. 15, 1999).

          5.    Incentive Compensation and other Benefit Plans; Direct Stock Purchase and Dividend Reinvestment Plans.

        Xcel Energy seeks authorization to issue up to 35 million shares (the "Share Limitation") of common stock, and/or options, units or other derivative securities(28) with respect thereto, through June 30, 2012 under its direct stock purchase plan, dividend reinvestment plan, incentive compensation plans and other employee and/or director benefit plans, whether now in effect or implemented after the date hereof (collectively, the "Plans").(29)

(28)
Such derivative securities could include, among other things, performance or phantom stock units.
(29)
Under the Financing Orders, Xcel Energy has authorization to issue up to 30 million shares through June 30, 2007. As of September 30, 2004, Xcel Energy has issued approximately 12.8 million shares, or options or settlement of restricted stock units or phantom stock units in respect thereof, pursuant to such authorization. The issuance of common stock upon the exercise of options issued prior to the date of an order in this proceeding is authorized by the Financing Orders and will not count against the limit described in Item 1.F.5. As to any awards of common stock, options or settlement of restricted stock units or phantom stock units issued after the date of the order in this proceeding, the authorization requested herein would supersede and replace the existing authorization.

        Xcel Energy issues and sells common stock pursuant to its dividend reinvestment plan and its common stock purchase plan to shareholders and other participants. Xcel Energy also has incentive compensation and other benefit plans under which Xcel Energy common stock, and/or options, units or other derivative securities with respect thereto, may be awarded to employees and/or directors of Xcel Energy and its Subsidiaries. Xcel Energy currently maintains the following stock-based benefit plans for employees and/or directors:

  •
  Xcel Energy 401(k) Savings Plan. Defined contribution 401(k) retirement plan where matching contribution is made in Xcel Energy common stock.

  •
  NCE Employee Savings and Stock Ownership Plan for Bargaining Unit Employees and Former Non-Bargaining Unit Employees. Defined contribution 401(k) retirement plan for bargaining unit employees of PSCo where matching contribution is made in Xcel Energy common stock.

  •
  NCE Investment Plan for Bargaining Unit and Former Non-Bargaining Unit Employees. Defined contribution 401(k) retirement plan for bargaining unit employees of SPS where matching contribution and part of participant's elective deferrals are made in cash, and trustee purchases Xcel Energy common stock on open market.

  •
  Xcel Energy Executive Annual Incentive Plan. Performance based annual awards to select group of Xcel Energy executives, which can be paid in cash, shares or restricted stock.

  •
  Xcel Energy Omnibus Incentive Plan. Multi-component stock-based award document, providing Board-directed awards of stock, options, restricted stock and restricted share units.

  •
  Stock Equivalent Plan for Non-Employee Directors of Xcel Energy. A director's only plan allowing all or a portion of annual director's retainer to be paid in Xcel Energy common stock.

Xcel Energy proposes to issue and/or acquire in open market transactions, or by some other method which complies with applicable law and Commission interpretations then in effect, shares of Xcel Energy common stock distributable under Xcel Energy's current or any future Plans.

        The number of shares of Common Stock issuable upon the exercise of options or rights shall count against the Share Limitation at the time of issuance of such options or units. The issuance of common stock upon the exercise of options or units shall not count against the Share Limitation, to the extent that the issuance of such options or units has already been counted against the Share Limitation. To the extent that any options or units pursuant to this authorization expire or are forfeited, or are applied to satisfy any income tax withholding obligation, the number of shares counted against the Share Limitation upon the issuance of such options or units shall be reinstated. Only newly issued shares will be counted against the Share Limitation. Any shares of common stock acquired by Xcel Energy, or the trustee of any Plan, on the open market(30) for delivery pursuant to any such Plans shall not count against the Share Limitation and, to the extent such shares are applied to satisfy an obligation in respect of the exercise of options or units, the Share Limitation shall be reinstated. In addition, the issuance of common stock upon conversion of such options or units will not count against the financing limit requested in Item 1.E.2. of this Application-Declaration.

(30)
Such open-market purchases of shares would generally be exempt pursuant to Rule 42, but may include purchases from investors that are affiliates.

          6.    Dividends out of Capital.

        Section 12 of the Act and Rule 46 thereunder generally prohibit the payment of dividends out of capital or unearned surplus except pursuant to an order of the Commission. Xcel Energy and the Non-Utility Subsidiaries hereby request authority for each of the Non-Utility Subsidiaries to pay dividends out of capital or unearned surplus to the fullest extent of the law, provided, however, that without further approval of the Commission, no Non-Utility Subsidiary shall declare or pay any dividend out of capital or unearned surplus if such Non-Utility Subsidiary derives any material part of its revenues from the sale of goods, services or electricity to any Utility Subsidiary.

          7.    Acquisition, Redemption or Retirement of Securities.

        The Applicants request authorization for each company in the Xcel Energy system to acquire, redeem or retire its securities or those of its direct and indirect subsidiaries, which securities may be either outstanding presently or issued and sold in the future from time to time during the Authorization Period. These transactions will be undertaken at either the competitive market prices for the securities or at the stated price for those securities, as applicable. The Utility Subsidiaries will acquire, retire or redeem securities only in accordance with Rule 42. The redemption or retirement of securities would be effected consistent with corporate law applicable in the jurisdiction where the company whose securities are being acquired, retired or redeemed is organized and in accordance with any applicable financing covenants.(31) See also Item 1.F.5. above relating to open market purchases for or in connection with any Plan.

(31)
See National Grid Group plc, Holding Co. Act Release No. 27490 (January 16, 2002) (authorizing Niagara Mohawk Holdings, Inc. and its nonutility subsidiaries to pay dividends or to acquire, retire or redeem their securities without restriction, to the extent permitted under applicable state and corporate law or applicable financing covenants).

          8.    Investment Securities.

        In addition to the types of securities described in Section 9(b) and Rule 40, Applicants request authorization to invest in the following securities:

            (i)  Shares of money market funds registered under the Investment Company Act of 1940 whose shares are registered under the Securities Act of 1933 with total fund assets in excess of $500 million and rated in the highest short-term rating category by two or more nationally recognized statistical rating organizations ("NRSRO"), or one NRSRO if only one has rated the security or, if not rated, determined to be of comparable quality, whose investments include:

            (a)   U.S. Treasury obligations and obligations issued or guaranteed as to principal and interest by the U.S. Government or its agencies;

            (b)   Obligations of any State of the U.S. or any political subdivision thereof;

            (c)   Obligations of commercial banks and savings and loan and thrift institutions (including certificates of deposit, time deposits, bankers' acceptances, bank notes, letters of credit, Eurodollar CD's and Eurodollar time deposits);

            (d)   Commercial paper;

            (e)   Corporate obligations;

            (f)    Variable rate instruments; and

            (g)   Repurchase agreements involving any of the foregoing obligations; and

           (ii)  repurchase agreements involving:

            (a)   U.S. Treasury obligations and obligations issued or guaranteed as to principal and interest by the U.S. Government or its agencies;

            (b)   Obligations of any State of the U.S. or any political subdivision thereof; and

            (c)   Obligations of commercial banks and savings and loan and thrift institutions (including certificates of deposit, time deposits, bankers' acceptances, bank notes, letters of credit, Eurodollar CD's and Eurodollar time deposits).

        Rule 40 permits investments in any bond or evidence of indebtedness issued by any non-associate company which qualifies as a legal investment for funds or savings banks under the laws of New York, Pennsylvania or Massachusetts. The laws relating to legal investments for trust funds and savings banks under the laws of the enumerated states have been amended since the adoption of this provision of Rule 40. In some cases, the old practice of enumerating permitted investment categories has been replaced, in whole or in part, with a prudent investor standard.

        Applicants believe that the investments described above satisfy such prudent investor standard.(32) However, Rule 40 permits investment only in bonds or evidences of indebtedness. Thus, Rule 40 would not in any event permit investment in shares of money market funds or in repurchase agreements.

(32)
The investment policy of Xcel Energy, which permits investment in the securities identified above, has been approved by the Board of Directors of Xcel Energy.

        The Commission has, however, on a number of occasions permitted investments in money market funds and in repurchase agreements through a money pool.(33) Applicants request authorization to make direct investments in such securities, outside of the money pool.

(33)
National Fuel Gas Company, et al., Holding Co. Act Release No. 27600 (Nov. 12, 2002); Dominion Resources, Inc., et al., Holding Co. Act Release No. 27634 (Jan 3, 2003); AGL Resources Inc., et al., Holding Co. Act Release No. 27828 (April 1, 2004); National Grid Transco, et al., Holding Co. Act Release No. 27898 (Sept. 30, 2004); AGL Resources, Inc., et al., Holding Co. Act Release No. 27917 (Nov. 24, 2004).

        G.    Filing of Certificates of Notification

        Xcel Energy will integrate the reporting system of the Securities Act of 1933, as amended (the "1933 Act") and the Securities Exchange Act of 1934, as amended (the "1934 Act") with the reporting system under the Act to eliminate duplication of filings with the Commission that cover essentially the same subject matters, resulting in a reduction of expense for both the Commission and Xcel Energy. To effect such integration, the portion of the 1933 Act and 1934 Act reports containing or reflecting disclosures of transactions occurring pursuant to the authorization granted in this proceeding will be incorporated by reference into this proceeding through Rule 24 certificates of notification. The certificates will also contain all other information required by Rule 24, including the certification that each transaction being reported on had been carried out in accordance with the terms and conditions of and for the purposes represented in this Application. Such certificates of notification will be filed within 60 days after the end of each of the first three calendar quarters, and 90 days after the end of the last calendar quarter, in which transactions occur. Such certificates will include information with respect to all securities issuances that are exempt under Rule 52, and will be filed in lieu of any separate filings on Form U-6B-2 pursuant to Rule 52.

        The Rule 24 certificates will also contain the following information:

        1.     if sales of common stock by Xcel Energy are reported, the purchase price per share and the market price per share at the date of the agreement of sale;

        2.     the total number of shares of Xcel Energy common stock issued during the quarter, under any of Xcel Energy's Plans, including (i) Xcel Energy's direct stock purchase and dividend reinvestment plan, (ii) Xcel Energy's executive compensation plan, (iii) any other employee and/or director benefit plan and (iv) any similar plans hereinafter adopted, including information to identify if such shares were issued pursuant to the authorization in this proceeding or otherwise;

        3.     in the event Xcel Energy common stock has been transferred to a seller of securities of a company being acquired, the number of shares so issued, the value per share and whether the shares are restricted in the hands of the acquiror;

        4.     if a guarantee or other form of credit support is issued during the quarter pursuant to the authorization requested in this proceeding, the name of the guarantor, the name of the beneficiary of the guarantee and the amount, terms and purpose of the guarantee;

        5.     the amount and terms of any debt issued by Xcel Energy during the quarter;

        6.     with respect to each participant in the Utility Money Pool, the maximum borrowings from and loans to the money pool during the quarter, as well as the outstanding balances on the last day of the quarter and the interest rate applied to such borrowings and loans;

        7.     the amount and terms of any financings consummated by any Utility Subsidiary during the quarter, which financings are not exempt under Rule 52;

        8.     the amount and terms of any financings consummated by any Non-Utility Subsidiary during the quarter, which financings are not exempt under Rule 52;

        9.     the amount and terms of any financings consummated by any Utility Subsidiary during the quarter pursuant to the exemption provided under Rule 52;

        10.   the amount and terms of any financings consummated by any Non-Utility Subsidiary during the quarter pursuant to the exemption provided under Rule 52;

        11.   the notional amount and principal terms of any Hedge Transaction or Anticipatory Hedge entered into during the quarter and the identity of the parties to such instruments;

        12.   the name, parent company and amount invested in any new Intermediate Subsidiary or Finance Subsidiary during the quarter; as well as the reason for such investment and the assets or securities held by each Intermediate Subsidiary or Finance Subsidiary;

        13.   with respect to any dividends paid by any Non-Utility Subsidiary out of capital or unearned surplus during the quarter, the date and amount of such dividends paid, to whom such dividends are paid and the circumstances that gave rise to the need to make such payment out of capital or unearned surplus;

        14.   with respect to any Development Activities or Administrative Activities conducted by Xcel Energy or any of its Subsidiaries during the quarter, the nature of such activities, the dollar amount expended, the purpose of the expenditure and the investment;

        15.   with respect to any internal reorganization of any Subsidiaries during the quarter, a description of the nature of such reorganization;

        16.   the consolidated balance sheets as of the end of the quarter, and separate balance sheets as of the end of the quarter for each company, including Xcel Energy, that has engaged in jurisdictional financing transactions during the quarter;

        17.   a table showing, as of the end of the quarter, the dollar and percentage components of the capital structures of Xcel Energy, on a consolidated basis, and each Utility Subsidiary; and

        18.   future registration statements filed under the 1933 Act with respect to securities that are the subject of the Application will be filed (or incorporated by reference) as exhibits to the next certificate filed pursuant to Rule 24.

ITEM 2. Fees, Commissions and Expenses

        Xcel Energy expects to pay or incur up to $20,000 in aggregate fees and expenses in connection with the preparation and filing of this Application. The above fees do not include fees, commissions and expenses incurred in connection with the issuance and sale of securities.

ITEM 3. Applicable Statutory Provisions

        A.    General.

        Sections 6(a), 7, 9(a), 10, 12(b), 12(c) and 12(f) of the Act and Rules 40, 42, 43, 45, 46, 53 and 54 are considered applicable to the proposed transactions. To the extent that the proposed transactions are considered by the Commission to require authorization, exemption or approval under any section of the Act or the rules and regulations other than those set forth above, request for such authorization, exemption or approval is hereby made.

        B.    Rule 54 Analysis.

        Rule 54 promulgated under the Act states that in determining whether to approve the issue or sale of a security by a registered holding company for purposes other than the acquisition of an exempt wholesale generator ("EWG"), as defined in Section 32 of the Act, or a foreign utility company ("FUCO"), as defined in Section 33 of the Act, or other transactions by such registered holding company or its subsidiaries other than with respect to EWGs or FUCOs, the Commission shall not consider the effect of the capitalization or earnings of any subsidiary which is an EWG or a FUCO upon the registered holding company system if Rules 53(a), (b) or (c) are satisfied.

        Xcel Energy currently satisfies the requirements of Rule 53(a)(1) for the issuance or sale of securities for purposes of financing the acquisition of, or the guarantee of a security of, an EWG. Xcel Energy's consolidated retained earnings, as defined in Rule 53, at September 30, 2004, was approximately $408 million. As of September 30, 2004, Xcel Energy's "aggregate investment," as defined in Rule 53(a)(l), in EWGs and FUCOs was $98.1 million,(35) or approximately 24% of Xcel Energy's consolidated retained earnings at September 30, 2004.

(35)
For purposes of these calculations, Xcel Energy's investment in NRG Energy, Inc. ("NRG") and its subsidiaries has not been included as an investment in EWGs and FUCOs upon NRG's emergence from bankruptcy on December 5, 2003 upon which Xcel Energy divested its interest in NRG.

        Xcel Energy currently complies with, and will comply with, the record-keeping requirements of Rule 53(a)(2), the limitation under Rule 53(a)(3) on the use of the Xcel Energy system's domestic public-utility company personnel to render services to EWGs and FUCOs, and the requirements of Rule 53(a)(4) concerning the submission of copies of certain filings under the Act to retail regulatory commissions.

        The circumstances described in Rule 53(b)(1) have not occurred.

        The circumstances described in Rule 53(b)(2) have not occurred. The average of the consolidated retained earnings of Xcel Energy for the four quarterly periods ended September 30, 2004 was approximately $416 million, an increase of $482 million over the average of Xcel Energy's consolidated retained earnings for the four quarterly periods ended September 30, 2003 ($(66) million). Furthermore, Xcel Energy's "aggregate investment" in EWGs and FUCOs as of September 30, 2004 of $98.1 million did not exceed 2% of the total capital invested in utility operations.

        The circumstances described in Rule 53(b)(3) have not occurred. In 2003 Xcel Energy reported no operating income (loss) attributable to its direct and indirect investments in EWGs and FUCOs. In 2003 Xcel Energy's investment in Denver City Energy Associates LP (DCEA) was accounted for on the equity method and thus was not included in the consolidated operating income of Xcel Energy. In 2003, Xcel Energy sold its direct investment in DCEA. It now retains only a 10% indirect ownership interest through US Power Fund LP, for which Xcel Energy reported equity earnings of $80,000 in 2003. Xcel Energy Argentina Inc. ("Xcel Argentina") and NRG Energy, Inc. ("NRG") were included in discontinued operations in 2003. As a result, neither NRG nor Xcel Argentina were included in the consolidated operating income of Xcel Energy in 2003. The financial results of NRG and Xcel Argentina reported as discontinued operations of Xcel Energy were approximately $(251) million and $21 million, respectively, of operating income (loss) in 2003. It should be noted that in 2003 Xcel Energy reported an income tax benefit attributable to its investment in NRG of approximately $404 million. Thus, the requirements of Rule 53(c) are met.

        Since Rules 53(a), (b) or (c) are satisfied, the Commission should not consider the effect of the capitalization or earnings of any EWG or FUCO of Xcel Energy upon the registered holding company system of Xcel Energy.

ITEM 4. Regulatory Approvals

        The Federal Energy Regulatory Commission ("FERC") issued on June 26, 2003 interim rules implementing documentation requirements for FERC-regulated entities that participate in cash management programs. The Utility Subsidiaries participating in the Utility Money Pool will maintain the required documents, as applicable.

        The Minnesota Public Utilities Commission approved NSP-M's participation in the Utility Money Pool in July 2004. No other state approvals are necessary for NSP-M to participate in the Utility Money Pool.

        The Michigan Public Service Commission has granted NSP-W approval to participate in the Utility Money Pool. NSP-W's application for approval from the Public Service Commission of Wisconsin is pending. No other state approvals are necessary for NSP-W to participate in the Utility Money Pool.

        The New Mexico Public Regulation Commission has approved SPS's participation in the Utility Money Pool to a maximum amount of $100 million. No other state approvals are necessary for SPS to participate in the Utility Money Pool.

        No other state or federal commission other than the Commission has jurisdiction with respect to any of the proposed transactions described in this Application.

ITEM 5. Procedure

        The Applicants hereby request that there be no hearing on this Application and that the Commission issue its order as soon as practicable after the filing hereof. The Commission is requested to issue and publish the requisite notice under Rule 23 with respect to this Application-Declaration as soon as possible, such notice to specify the minimum period allowed under the Commission's rule during which comments may be entered and the date on which an order of the Commission granting and permitting the Application-Declaration to become effective may be entered by the Commission, and to issue an order granting and permitting this Application-Declaration to become effective prior to the expiration of the financing authority in the Financing Orders on June 30, 2005. The Applicants hereby (i) waive a recommended decision by a hearing officer, (ii) waive a recommended decision by any other responsible officer of the Commission, (iii) consent that the Division of Investment Management may assist in the preparation of the Commission's decision and (iv) waive a 30-day waiting period between the issuance of the Commission's order and the date on which it is to become effective.

ITEM 6. Exhibits and Financial Statements

        The following Exhibits and Financial Statements are applicable to this Application.

        A.    Exhibits

Exhibit No.	Description of Document
A-1	Restated Articles of Incorporation of Xcel Energy (incorporated by reference to Exhibit 4.01 to Xcel Energy's Form 8-K (File No. 1-3034) filed on August 21, 2000).
A-2	By-Laws of Xcel Energy (incorporated by reference to Exhibit 3.01 to Xcel Energy's Quarterly Report on Form 10-Q for the quarter ended June 30, 2004, File No. 1-3034).
F-1	Preliminary opinion of counsel (to be filed by amendment).
F-2	Past tense opinion of counsel (to be filed by amendment).
G	Proposed form of notice
H	Capitalization Table of Xcel Energy Inc.
I	Ratings of Xcel Energy and its Principal Utility Subsidiaries
J	Utility Money Pool Agreement
K	List of Subsidiaries

        B.    Financial Statements

Exhibit No.	Description of Document
3.1	Consolidated Balance Sheet of Xcel Energy as of December 31, 2003 (incorporated by reference to Xcel Energy's Annual Report on Form 10-K for the year ended December 31, 2003, File No. 1-3034).
3.2
Consolidated Statement of Income of Xcel Energy for the year ended December 31, 2003 (incorporated by reference to Xcel Energy's Annual Report on Form 10-K for the year ended December 31, 2003, File No. 1-3034).
3.3	Consolidated Balance Sheet of Xcel Energy as of September 30, 2004 (incorporated by reference to Xcel Energy's Form 10-Q for the quarter ended September 30, 2004, File No. 1-3034).
3.4
Consolidated Statement of Income of Xcel Energy for the quarter ended September 30, 2004 (incorporated by reference to Xcel Energy's Form 10-Q for the quarter ended September 30, 2004, File No. 1-3034).

ITEM 7. Information as to Environmental Effects

        None of the matters that are the subject of this Application involve a "major federal action" nor do they "significantly affect the quality of the human environment" as those terms are used in Section 102(2)(C) of the National Environmental Policy Act. None of the proposed transactions that are the subject of this Application will result in changes in the operation of the Applicants and their subsidiaries that will have an impact on the environment. The Applicants are not aware of any federal agency which has prepared or is preparing an environmental impact statement with respect to the transactions proposed herein.

SIGNATURE

        Pursuant to the requirements of the Public Utility Holding Company Act of 1935, as amended, the Applicants have duly caused this Application-Declaration to be signed on their behalf by the undersigned thereunto duly authorized.

Date: December 17, 2004

XCEL ENERGY INC.
By:	/s/ GEORGE E. TYSON II
Name:	George E. Tyson II
Title:	Treasurer

QuickLinks

TABLE OF CONTENTS
  ITEM 1. Description of the Proposed Transaction
  ITEM 2. Fees, Commissions and Expenses
  ITEM 3. Applicable Statutory Provisions
  ITEM 4. Regulatory Approvals
  ITEM 5. Procedure
  ITEM 6. Exhibits and Financial Statements
  ITEM 7. Information as to Environmental Effects
SIGNATURE